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[LOGO]                                                             Exhibit 1.1


                                                                MARCH 28, 2003
                                                            TSX: CL, NYSE: CLU

    CANADA LIFE RECOMMENDS SHAREHOLDERS APPROVE THE GREAT-WEST TRANSACTION

                      PROXY MAILING PROVIDES FULL DETAILS

Toronto, Ontario -- Canada Life Financial Corporation (Canada Life-TM-) today sent a Management Proxy Circular and related materials to its shareholders recommending they approve the Great-West Lifeco Inc. (Great-West) offer to acquire all of Canada Life's common shares.

A special shareholders' meeting will take place on May 5, 2003, at which Canada Life shareholders of record on March 26, 2003, will be asked to vote, in person or by proxy, on the transaction that was originally announced on February 17, 2003. The transaction calls for Great-West to acquire all of Canada Life's common shares for a combination of cash and securities valued at $44.50 (at February 14, 2003) per Canada Life common share. Canada Life's Board of Directors unanimously recommends that shareholders vote to approve the Great-West transaction.

Georgeson Shareholder has been engaged as the proxy solicitation agent to assist shareholders in voting on the transaction.

Election Forms will be mailed immediately following shareholder approval at the May 5th meeting to permit shareholders to choose their preferred form of consideration amongst cash, Great-West common shares and Great-West preferred shares, subject to maximum limits and proration.

Closing of the transaction is expected to occur on July 10, 2003.

A copy of the Management Proxy Circular is also available on the "Latest Shareholder News" section of the Canada Life web site (www.canadalife.com) or from Georgeson Shareholder, who can be contacted for documents, information and guidance at the toll free numbers listed below.

In Canada & U.S.A.      1-866-802-5796 English
In Canada & U.S.A.      1-866-860-4550 French
Rep. of Ireland         1-800-300-062
United Kingdom          0-800-018-3047
Other Countries         416-642-7084 (call collect)
email                   shareholder@gscorp.com

Canada Life has filed its annual financial results relating to its financial year ended December 31, 2002 with securities regulators in Canada and the United States, including its audited consolidated financial statements and management's discussion and analysis (MD&A). Canada Life plans to send its audited financial statements and MD&A to security holders concurrently with the mailing of the notice of meeting and management proxy circular for its 2003 annual meeting. Canada Life anticipates completing that mailing on or before May 19, 2003.

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[LOGO]

Any security holder of Canada Life entitled to receive the audited financial statements may obtain a copy on request to the Secretary of Canada Life, 330 University Avenue, Toronto, Ontario, Canada, M5G 1R8 or, alternatively, access the audited financial statements via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The audited financial statements and MD&A are also available on the Investor Relations section of the Canada Life web site.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $68 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Germany, Brazil, Hong Kong and the Caribbean.

                                   - 30 -

For media and investor relations inquiries, contact:

Brian Lynch
Vice President, Investor Relations and Corporate Communications
(416) 597-1440, ext 6693
brian_lynch@canadalife.com